FORM 27

MATERIAL CHANGE REPORT

ITEM 1   Reporting Issuer:

Paramount Energy Trust
500, 630 — 4th Avenue SW
Calgary, Alberta T2P 0J9

ITEM 2   Date of Material Change:

March 11 and 12, 2003

ITEM 3   News Release:

News releases were issued on March 11, 2003 and March 12, 2003.

ITEM 4   Summary of Material Change:

On March 11, 2003, the formation and structuring of Paramount Energy Trust (“PET”), as described in PET’s Canadian prospectus dated January 29, 2003 and U.S. prospectus dated February 3, 2003, was completed. The final transactions involved the closing of the rights offering and the closing of the acquisition of certain assets from Paramount Resources Ltd. (“PRL”) by Paramount Operating Trust (“POT”), PET’s operating subsidiary.

On March 11, 2003, Paramount Energy Trust (“PET”) closed its previously announced rights offering. A total of 29,728,782 trust units were issued pursuant to the rights offering for total gross proceeds to PET of $150.1 million. There are currently 39,638,376 trust units of PET outstanding. Also on March 11, 2003, POT and PRL closed the acquisition by POT of natural gas assets in northeast Alberta for a purchase price of $220 million. These assets had a combined daily average production of 74 mmcf of natural gas during the six months ended December 31, 2002. In connection with the above acquisition, PET obtained a secured demand revolving credit facility with a syndicate of major Canadian banks in the amount of $100 million. PET drew down the amount of $70 million on this facility to complete the acquisition and provide working capital.

PET also announced that its initial cash distribution on April 15, 2003 in respect of income for the period from January 1 through March 31, 2003, for unitholders of record on March 31, 2003, will be $0.83 per trust unit.

ITEM 5   Full Description of Material Change:

On March 11, 2003 PET closed its previously announced rights offering with 100% of the trust units offered being sold. A total of 29,728,782 trust units were issued for total gross proceeds to PET of $150.1 million. BMO Nesbitt Burns Inc., CIBC World Markets Inc. and FirstEnergy Capital Corp. acted as dealer managers in Canada under the rights offering. As a result of the completion of the rights offering, there are now a total of 39,638,376 trust units of PET outstanding.

On March 11, 2003, POT and PRL closed the acquisition by POT of additional natural gas assets in northeast Alberta from PRL for a purchase price of $220 million. These assets consist of

PRL’s natural gas assets in the Bohn Lake, Chard, Chard Southwest, Clyde, Cold Lake, Cold Lake Sonoma, Corner, Hoole, Kettle River, Legend East, Leismer/Leismer South, Liege East, Liege North, Liege South, Pony, Quigley, Saleski, Surmont, Teepee Creek, Thornbury and Winefred areas. These assets had a combined average production of 74 mmcf per day of natural gas during the six months ended December 31 2002. The revenues and expenses associated with these assets accrued to POT for POT’s account as of July 1, 2002. The assets acquired by POT are in addition to the natural gas assets in the Legend area that POT acquired from PRL in early February of 2003. The combined production of natural gas from the assets in the Legend area and the assets acquired by PET on March 11, 2003 averaged 94 mmcf per day during the six months ended December 31, 2002.

In connection with the above acquisition, PET obtained a secured demand revolving credit facility with a syndicate of major Canadian banks in the amount of $100 million. PET drew down the amount of $70 million on this facility for the purposes of the acquisition and for working capital. This facility is scheduled for review on May 31, 2003. PET believes that its lenders will renew this facility prior to that time.

The closing of the above transactions represents the completion of the formation and structuring of PET as described in PET’s Canadian prospectus dated January 29, 2003 and U.S. prospectus dated February 3, 2003.

PET also announced that its initial cash distribution on April 15, 2003 in respect of income for the period from January 1 through March 31, 2003, for unitholders of record on March 31, 2003, will be $0.83 per trust unit. The ex-distribution date is March 27, 2003. This represents a distribution increase of $0.34 per trust unit, or a sixty nine percent (69%) increase above the previously forecast distribution for the three month period, reflecting the very robust natural gas prices being realized by PET during the first quarter. Following the initial distribution, PET intends to pay distributions monthly commencing May 15, 2003.

ITEM 6   Filing on a Confidential Basis:

Not applicable

ITEM 7   Omitted Information:

None

ITEM 8   Senior Officers:

Susan L. Riddell Rose, President and Chief Operating Officer, or
Gary C. Jackson, Land, Legal and Acquisitions, or
Cameron R. Sebastian, Vice President, Finance and Chief Financial Officer
Fax: (403) 269-4444, Phone: (403) 269-4400

ITEM 9   Statement of Senior Officer:

The foregoing accurately discloses the material change referred to in this report.

DATED at Calgary, Alberta this 17th day of March, 2003.

PARAMOUNT ENERGY TRUST

Per: /s/ Susan L. Riddell Rose Susan L. Riddell Rose, President and Chief Operating Officer

IT IS AN OFFENCE UNDER SECURITIES LAWS FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE RULES THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.